LADENBURG THALMANN & CO. INC.

153 East 53rd Street, 49th Floor

New York, New York 10022

January 26, 2007

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. John Reynolds

Unites States Securities and

  Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renaissance Acquisition Corp. (the “Company”) Registration Statement on Form S-1 originally filed May 24, 2006 (File No. 333-134444) ( the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned underwriter of the proposed offering of securities of Renaissance Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated January 4, 2007, were distributed on or about January 4, 2007, as follows:

3,400 to individual investors;

400 to NASD members (which included 12 prospective underwriters and selected dealers); and

200 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated January 4, 2007, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,
LADENBURG THALMANN & CO. INC.

By:	/s/ Peter H. Blum

Name: Peter H. Blum
Title: Vice Chairman